UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 4, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Blackhawk Network Holdings, Inc.

File No. 333-187325 - CF#30543

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Blackhawk Network Holdings, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 18, 2013, as amended.

Based on representations by Blackhawk Network Holdings, Inc. Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13	through January 1, 2019
Exhibit 10.14	through January 1, 2019
Exhibit 10.18	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary